New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

June 8, 2010

Mr. Dominic J. Minore
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re:	GSC Investment Corp. Preliminary Proxy Statement on Schedule 14A Filed on May 13, 2010 File No. 814-00732

Dear Mr. Minore:

On behalf of GSC Investment Corp. (the “Company”), and in connection with the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), we write in response to the telephonic discussions with the Staff of the Commission (the “Staff”) held on May 28, 2010, and comments received therein (the “Staff Comments”).  For your convenience, we have restated each of your comments in bold-face type below, followed by our response thereto.

Preliminary Proxy Statement on Schedule 14A

1.           Please indicate what payments (including golden parachute or other such severance payments) are to be made to the Company’s officers and directors in connection with or as a result of the transaction.

Response:  No payments are to be made to the Company’s officers or directors in connection with or as a result of the transaction.

2.           Please consider providing additional detail concerning the Administration Agreement to be entered into by the Company with its new Investment Adviser and consider the inclusion of the ‘form of’ Administration Agreement as an exhibit to the proxy statement or indicate a basis for its exclusion.

Dominic J. Minore	2	June 8, 2010

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 40 of the Preliminary Proxy Statement):  “Administration Agreement.  The Administration Agreement, attached as Exhibit C to this proxy statement, to be entered into by the Company and Saratoga or one of Saratoga’s affiliates in connection with the Saratoga Transaction is substantially similar to the Company’s existing Administration Agreement with GSCP, except that:

(1)	the new Administration Agreement will have an initial two year term;

(2)	administration fees will be capped at $1.0 million for the first year of the term; and

(3)
the existence of a cap, and the determination of a proper cap amount, in the second year of the term will be determined by the mutual agreement of the independent directors, on behalf of the Company, and the replacement administrator.

The Company’s existing agreement is renewed annually and the fees paid thereunder are capped such that the amounts payable by the Company, together with all of the Company’s other operating expenses, do not exceed an amount representing 1.5% per annum of the Company’s net assets attributable to the Company’s common stock.

In addition, GSCP has waived, and continues to waive, the Company's reimbursement obligation under the administration agreement until such time as the Company's total assets exceed $500 million.  Saratoga has not agreed to such a waiver."

The Company has included the form of the Administration Agreement to be entered into at closing (subject to the Company receiving the requisite stockholder approvals set forth in the proxy statement) as Exhibit C to the proxy statement.

3.           Please indicate the Company’s plans, with respect to its current Investment Adviser, in the event that the requisite stockholder approvals are not obtained.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure relating to the continuation of the Company’s current Investment Adviser in the event that the stockholder approvals are not obtained (at page 3 of the Preliminary Proxy Statement, added language in italics):  “If either proposal is not approved by the stockholders, the transactions contemplated by the Stock Purchase Agreement will not be consummated and the Company’s existing investment adviser will continue as the Company’s investment adviser and administrator under the existing agreements pursuant to the terms currently in place.”

4.           Please supplement the disclosure in the introduction to Proposal 1 relating to the shares to be issued in connection with the transaction to indicate that the shares to be issued in connection with the transaction are also being issued at a price below market value and that they are being offered in an unregistered offering.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure relating to the issuance of shares at a price below the current market price in an unregistered offering (at page 5 of the Preliminary Proxy Statement):  “We would note that the 9,868,422 shares of our common stock are also being issued at a price per share below the current market price of such stock in an unregistered private offering that is exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.”

5.           Please supplement the disclosure in Proposal 1 relating to ‘The Parties’ to indicate that Saratoga Investment Advisors, LLC is a newly-formed entity and that neither it nor Saratoga Partners has extensive experience in the managing or operating a business development company.

Dominic J. Minore	3	June 8, 2010

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure relating to the description of Saratoga Investment Advisors, LLC and both it and Saratoga Partners’ lack of extensive experience managing or operating a business development company (at page 5 of the Preliminary Proxy Statement, added language in italics):  Saratoga is a newly-formed entity and is newly-registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940 (as amended, the “Advisers Act”). … Neither Saratoga Partners nor Saratoga has extensive experience operating or managing a business development company as described in further detail herein under the risk factor “Post-Transaction Company May Not Succeed”.”

6.           Please include additional detail as to why the Company’s board of directors believes this transaction constitutes a change of control.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure relating to the factors considered in the Company Board’s consideration of this issue (at page 5 of the Preliminary Proxy Statement, added language in italics):  “Our directors believe that this transaction will be considered a change of control based on the specific facts and circumstances of the transaction as further described herein, but principally due to the following: (i) Saratoga will become the new investment adviser, thereby obtaining control of the day-to-day management of the Company and its operations, (ii) the Board will elect two individuals affiliated with Saratoga as directors of the Company and (iii) the aggregate number of shares of our common stock being issued will provide Saratoga and its affiliates with a not insubstantial voting percentage, thereby increasing the likelihood that future proposals supported by Saratoga will have a greater chance of being passed.”

7.           Please indicate whether Madison Capital Funding LLC is affiliated with any of the parties involved in the transaction.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 6 of the Preliminary Proxy Statement, bracketed language omitted as ‘Madison’ is a defined term):  “Madison [Capital Funding LLC] is not affiliated with any of the parties involved in the Saratoga Transaction.”

8.           Please indicate that Saratoga Partners may benefit from the transaction based on the increase in its overall assets under management.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 7 of the Preliminary Proxy Statement):  “Saratoga Partners may also benefit from the consummation of the Saratoga Transaction as a result of increasing the aggregate amount of assets under its management.”

9.           Please indicate whether the Company will bear the cost of registering the shares issued in connection with the transaction pursuant to the Registration Rights Agreement and provide an approximate cost of such registration.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 7 of the Preliminary Proxy Statement):  “Pursuant to the registration rights agreement, the Company has agreed to bear all of the costs incurred in

Dominic J. Minore	4	June 8, 2010

connection with the registration of the shares of our common stock sold in connection with the Saratoga Transaction.”  The Company did not, however, include an estimate of such registration costs as a reliable estimate is unavailable at this time (and would nevertheless be subject to change) and therefore may prove misleading if over-/under- estimated.

10.        Please indicate whether there will be any entity or individual, other than Mr. Oberbeck, that will hold 5.0% or more of the Company’s outstanding common stock in connection with or immediately following the consummation of the transaction.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 7 of the Preliminary Proxy Statement):  “Based on information currently available to the Company, no other entity or individual will obtain 5.0% or more of the outstanding shares of the Company’s common stock in connection with the Saratoga Transaction.”

11.        Please consider elaborating on the factors considered by the Company’s board of directors in recommending the issuance of shares of the Company’s common stock at a price per share below the current market price.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 19 of the Preliminary Proxy Statement, added language in italics):  “Market Price.  The market price per share of GNV’s common stock as of April 14, 2010, the date of the Stock Purchase Agreement, was $2.53, an amount higher than the per share purchase price under the Stock Purchase Agreement.  In determining whether to recommend the issuance of shares of the Company’s common stock at a price below the current market price, the Board considered many factors, including, but not limited to, the results of two robust auction processes, the type of securities – both the fact that the shares will not be registered at the time of issuance and that one-third of the shares being issued will be subject to transfer restrictions for one year – being issued, the range of trading prices for shares of the Company’s common stock over the time period discussed herein, and the cumulative elements of the Saratoga Transaction as a whole, including the ability to replace the DB Credit Facility and the Company’s investment adviser.”

12.        Consider removing the language in the proxy statement concerning reliance by Company stockholders on the fairness opinion.

Response:  In response to the Staff’s comment, the Company has removed the following disclosure in proxy statement relating to the non-reliance by Company shareholders on the fairness opinion (previously located at page 21 of the Preliminary Proxy Statement):  “…and is not to be relied upon by any shareholder of the Company or any other person or entity.”

13.        The fairness opinion provided by Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) states that the opinion may not be used for any other purpose without Stifel Nicolaus’ prior written consent.  Please tell us whether Stifel Nicolaus has consented to the reproduction of its opinion in the proxy statement and tell us what consideration you gave to disclosing that you received such consent in the proxy statement.

Dominic J. Minore	5	June 8, 2010

Response:  Stifel Nicolaus has provided its consent to the reproduction of its opinion in full in the proxy statement.  In response to the Staff’s comment, the Company has included the following disclosure in the summary relating to Stifel Nicolaus’ written opinion in Exhibit A (at page 21 of the Preliminary Proxy Statement):  “Stifel Nicolaus has provided its written consent to the reproduction of the Stifel Nicolaus opinion in this proxy statement.”

14.        In the section of the fairness opinion titled “Pro Forma Impact of the Investment”, please expand on the source of the Company’s ability to pay cash dividends as reflected in the pro forma column of the table presentation.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 24 of the Preliminary Proxy Statement):  “In particular, the Investment and the related transactions described in this proxy statement are forecasted to be accretive to the Company’s cash dividends per share because the Company will have less debt outstanding subsequent to the consummation of these transactions and, therefore, a lower debt service burden that should consequently result in a greater amount of investment and fee income from the Company’s investment portfolio being available for distribution to the Company’s stockholders.  In addition, the Company would no longer be prohibited pursuant to the terms of the DB Facility from paying cash dividends to its stockholders.”

15.        Please insert a presentation of relevant trading prices of the Company’s common stock as well as a presentation of the pro forma net asset value per share calculated after giving effect to the transaction and the one-for-ten reverse stock split.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement a new section titled “Price Range of Common Stock” that sets forth the trading prices of the Company’s common stock and the published net asset value per share for each fiscal quarter for the past two fiscal years (at page 15 of the Preliminary Proxy Statement).

In this same section of the proxy statement, the Company has also included the following disclosure relating to the calculation of the pro forma net asset value per share after giving effect to the transaction and the one-for-ten reverse stock split:  “The market price per share of GNV’s common stock as of April 14, 2010, the date of the Stock Purchase Agreement, was $2.53, and the most recently published NAV per share was $3.80, as of November 30, 2009, both amounts higher than the $1.52 per share purchase price under the Stock Purchase Agreement.  Based upon the November 30, 2009 NAV per share, pro forma NAV per share as adjusted for the impact of the Saratoga Transaction is approximately $2.99.  Assuming a one-for-ten reverse stock split is effected after closing, pro forma NAV per share would be further adjusted to $29.89.  This calculation of pro forma NAV includes the impact of a $15 million common equity investment at $1.52 per share, $25 million of new debt drawn on the Replacement Facility, the payoff of approximately $44 million of outstanding debt under the DB Credit Facility at November 30, 2009 and the elimination of approximately $2.6 million in accrued and unpaid incentive management fees.”

16.           Please revise the disclosure in the sub-section “Analysis of Selected Precedent Financing Transaction” under the heading “Opinion of GNV’s Financial Advisor” of the proxy statement to clarify the relevance of the information presented in the tables.

Dominic J. Minore	6	June 8, 2010

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the section indicated above in the proxy statement to clarify the relevance of the information presented (at page 25 of the Preliminary Proxy Statement).

17.        Please indicate what fees are to be received by the Company’s financial advisor in connection with the transaction and disclose any prior relationship the Company may have with the financial advisor.  Please consider inserting a dollar amount for fees received by the financial advisor in connection with the transaction.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure relating to the fees received or to be received by the financial advisor (at page 26 of the Preliminary Proxy Statement, added language in italics):  “Other than the initial retainer fee, the opinion fee and the contingent advisory fee, Stifel Nicolaus did not and will not receive any other compensation in connection with the Investment.”  The Company has also included in the proxy statement the following disclosure relating to prior relationships between the Company and Stifel Nicolaus (at page 26 of the Preliminary Proxy Statement, added language in italics):  “Additionally, Stifel Nicolaus acted as an underwriter on the Company’s 2007 initial public offering and a member of Stifel Nicolaus’ investment banking transaction team holds a long position in GNV common stock.”

18.        Please indicate the relationship of collateral to be secured by the Company’s new replacement credit facility as compared to the collateral secured by the Company’s existing credit facility.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 33 of the Preliminary Proxy Statement, added language in italics):  “Collateral.  Consistent with the existing DB Credit Facility, the Replacement Facility will be secured by substantially all of the assets of the Borrower.  However, under the Replacement Facility, the collateral pool will be expanded to include the subordinated notes (“CLO Notes”) issued by GSC Investment Corp. CLO 2007 Ltd (“GSCIC CLO”) and GNV’s rights under the CLO Management Agreement (as defined below), not currently secured under the DB Credit Facility.”

19.        Please consider disclosing the additional expenses to be incurred by the Company in connection with the proxy statement, in addition to those fees payable to the proxy solicitor already disclosed.

Response:  In response to the Staff’s comment, the Company has included in the proxy statement the following disclosure (at page 48 of the Preliminary Proxy Statement):  “The Company estimates that an aggregate amount of $[•] additional solicitation expenses will also be incurred in connection herewith.”

20.        Please provide additional detail as to why, in light of the Registration Rights Agreement to be entered into between the Company, Saratoga and CLO Partners LLC, it is appropriate to characterize this transaction as a private offering and to utilize other private offerings or private investment in public equity (“PIPE”) transactions for financial comparisons and relevant metrics.

Dominic J. Minore	7	June 8, 2010

Response:  In response to the Staff’s comment, the Company believes this transaction to be properly characterized as a private offering, and the shares are being issued under Section 4(2) of the Securities Act of 1933, which exempts from registration transactions by an issuer not involving any public offering.  The Company has carefully considered the requirements of this exemption and believes the elements of this transaction fit squarely within the regulations of this private offering exemption, including the following factors: (i) the securities being issued are not registered and will not be registered prior to the closing of the transaction; (ii) the purchasers are limited in number, are sophisticated, accredited investors, and have agreed not to resell or distribute the securities to the public without such securities first becoming registered; and (iii) the transaction did not involve or use any form of public solicitation or general advertising in connection with the offering itself.  In addition, Rule 506 of Regulation D provides safe harbor for the private offering exemption found in Section 4(2), and the Company believes the transaction contemplated by the proxy statement fits squarely within the standards provided by Rule 506, particularly that the purchasers in the offering receive “restricted” securities that may not be freely traded in the secondary market after the offering.  The securities being issued to the purchasers will contain the necessary restrictive legend to indicate that the securities are not freely tradable in the secondary market and the purchasers are well-informed as to this fact.

It is not uncommon for a private offering or a PIPE transaction to be accompanied with a registration rights agreement or similar agreement that provides for the subsequent registration of the underlying securities at or by a specified date in the future or upon demand or the occurrence of certain events.  A notable characteristic of PIPE transactions is the fact that such transactions are customarily accompanied by an obligation to register the underlying securities, by contract or otherwise, promptly following the closing of the PIPE transaction in a public offering or through the registration of the securities by the Company prior to a specified date.  While the transaction involving the Company includes a registration rights agreement that will require the Company to initiate a registration process for the underlying securities within a specified time period after the closing, the Company does not believe that such a circumstance affects the characterization of this transaction as a private offering as the Company is engaging in a sale of unregistered securities in a private transaction so as to allow the Company access to a necessary capital infusion (amongst other elements of the transaction) without having to incur the cost, delay or uncertainty of having to register the securities in question or having to seek to raise capital directly in the primary or secondary markets.

Accordingly, the Company believes that the characteristics and elements of this transaction are comparable to other private offerings or PIPE transactions and the Company therefore believes it is reasonable and informative to use other such transactions or precedents as comparable data points.

As requested in the Staff Comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dominic J. Minore	8	June 8, 2010

We hope the foregoing response fully addresses the Staff’s concerns.  Please do not hesitate to contact either one of us with any questions you may have with respect to the foregoing, our respective contact information is set forth below.

Sincerely,

/s/ John J. McCarthy, Jr.
John J. McCarthy, Jr. (212) 450-4334 (tel) (212) 701-5334 (fax) john.mccarthy@davispolk.com David M. Hutchins (212) 450-4715 (tel) (212) 701-5715 (fax) david.hutchins@davispolk.com